JAMES GRANDOLFO 30/F Alexandra House | 18 Chater Road | Central | Hong Kong T: +852.2971.4848 jgrandolfo@milbank.com | milbank.com

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 13, 2021

Re:	Okada Manila International, Inc. (CIK No. 0001888577)

Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Okada Manila International, Inc., a foreign private issuer organized under the laws of the Philippines (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential, non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the proposed registration in the United States of (i) common shares of the Company, (ii) warrants to purchase American Depositary Shares (“ADSs”), each representing one common share of the Company, and (iii) common shares of the Company underlying the ADSs issuable upon exercise of such warrants, all to be offered in connection with the proposed merger and share acquisition with 26 Capital Acquisition Corp.

The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. The Company also confirms that it will undertake to publicly file the Draft Registration Statement and all non-public draft submissions submitted on a confidential basis at least 15 days prior to any road show in connection with the offering, or, in the absence of a road show, at least 15 days prior to the anticipated effective date of the registration statement. ADSs issuable upon deposit of the Company’s common shares will be registered pursuant to a separate registration statement on Form F-6 to be filed with the Commission in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 2971 4848 or via e-mail at jgrandolfo@milbank.com.

Very truly yours,

/s/ James Grandolfo

cc:	Byron Yip, Okada Manila International, Inc.

Jason Ader, 26 Capital Acquisition Corp.

Xavier Kowalski, Schulte Roth & Zabel LLP